UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

China Biologic Products Holdings, Inc.

(Name of Issuer)

Ordinary Shares, Par Value $0.0001

(Title of Class of Securities)

G21515104

(CUSIP Number)

George Chen

PW Medtech Group Limited

Level 54, Hopewell Centre

183 Queen’s Road East

Hong Kong

+86 10 8478 3617

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104

1.	Names of Reporting Persons. PW Medtech Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,321,000 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,321,000 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,321,000 ordinary shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.8%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)		Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as provided in the Issuer’s Form 6-K filed on August 17, 2020.

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CUSIP No. G21515104

1.	Names of Reporting Persons. Cross Mark Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,950,147 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,950,147 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,950,147 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)		Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as provided in the Issuer’s Form 6-K filed on August 17, 2020.

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CUSIP No. G21515104

1.	Names of Reporting Persons. Liu Yufeng
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Zealand
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,950,147 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,950,147 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,950,147 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)		Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as provided in the Issuer’s Form 6-K filed on August 17, 2020.

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Introduction

This Amendment No. 8 to Schedule 13D (this “Amendment No.8”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 10, 2018, as amended and supplemented by the Amendment No. 1 filed under Schedule 13D/A on August 27, 2018, the Amendment No. 2 filed under Schedule 13D/A on September 24, 2018, the Amendment No. 3 filed under Schedule 13D/A on September 19, 2019, the Amendment No. 4 filed under Schedule 13D/A on January 24, 2020, the Amendment No. 5 filed under Schedule 13D/A on March 20, 2020, the Amendment No. 6 filed under Schedule 13D/A on May 5, 2020 and the Amendment No. 7 filed under Schedule 13D/A on May 11, 2020 (the “Original Schedule 13D”), by each of PW Medtech Group Limited (“PWM”), Cross Mark Limited (“Cross Mark”), and Ms. Liu Yufeng (together with PWM and Cross Mark, the “Reporting Persons”) relating to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of China Biologic Products Holdings, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”).

Except as provided herein, this Amendment No.8 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No.8 have the means ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented by inserting the following after the last paragraph thereof:

On September 16, 2020, Mr. Joseph Chow (“Mr. Chow”), chairman and chief executive officer of the Issuer, executed a deed of adherence to the Consortium Agreement (the “Chairman Adherence Deed”), pursuant to which Mr. Chow joined the Buyer Consortium.

On September 16, 2020, the Buyer Consortium (which, for the avoidance of doubt, includes Mr. Chow) entered into an exclusivity extension letter (the “Exclusivity Extension Letter”), pursuant to which the parties agreed to extend the Exclusivity Period as defined in section 4.1 of the Consortium Agreement to December 17, 2020.

In connection with the entry into the Chairman Adherence Deed and the Exclusivity Extension Letter, the Board has granted to members of the Buyer Consortium and other applicable parties a waiver from complying with certain restrictions as agreed under (i) that certain investor rights agreement entered into by and between the Issuer and PWM, and (ii) those certain confidentiality agreements, dated as of October 20, 2019, entered into by and between the Issuer and each of PWM, Beachhead, Parfield, CITIC Capital, Hillhouse and Temasek, respectively. The Board has also determined that such members of the Buyer Consortium and their respective affiliates will not be deemed to be an “Acquiring Person” under the Issuer’s currently effective preferred shares rights agreement, nor shall any provision under such preferred shares rights agreement be otherwise triggered for the entry into, or the performance of any obligations under, the Consortium Agreement, the Chairman Adherence Deed and the Exclusivity Extension Letter.

References to the Chairman Adherence Deed and the Exclusivity Extension Letter in this Amendment No. 8 are qualified in their entirety by reference to the Chairman Adherence Deed and the Exclusivity Extension Letter, copies of which are attached hereto as Exhibits 13 and 14 incorporated herein by reference in their entirety.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by inserting the following paragraph before the last paragraph thereof:

The descriptions of the principal terms of the Chairman Adherence Deed and the Exclusivity Extension Letter are incorporated herein by reference in their entirety.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 13*	Chairman Adherence Deed, dated as of September 16, 2020, by Mr. Chow.

Exhibit 14*	Exclusivity Extension Letter, dated September 16, 2020 by and among the Buyer Consortium.

*Filed herewith

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2020

PW MEDTECH GROUP LIMITED

By:	/s/ Yue’e Zhang
	Name:	Yue’e Zhang
	Title:	Executive Director and Chief Executive Officer

CROSS MARK LIMITED

By	/s/ Liu Yufeng
	Name:	Liu Yufeng
	Title:	Director

LIU YUFENG

By	/s/ Liu Yufeng

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